TraxMethod

Profit and Loss
January - December 2020

	TOTAL
Income	
Services Income	55,494.00
Total Income	**$55,494.00**
GROSS PROFIT	**$55,494.00**
Expenses	
Advertising & Marketing	119.40
Website	219.30
Total Advertising & Marketing	**338.70**
Car & Truck	0.00
Fuel	218.98
Total Car & Truck	**218.98**
Dues and Subscriptions	2,279.00
Insurance	0.00
Business Insurance	303.14
Health Insurance	159.16
Total Insurance	**462.30**
Job Supplies	0.00
Training Materials	1,331.35
Total Job Supplies	**1,331.35**
Meals & Entertainment	387.02
Office Supplies & Software	0.00
Computer Software & Apps	245.15
Office Supplies	7.99
Total Office Supplies & Software	**253.14**
Other Business Expenses	99.15
Salaries and Wages	2,000.00
Taxes & Licenses	202.00
Travel	0.00
Air Travel	651.60
Hotel	702.70
Parking	50.00
Ride-Share Programs	218.20
Travel Meals	374.73
Total Travel	**1,997.23**
Utilities	0.00
Cell Phone	286.08
Internet services	100.00
Total Utilities	**386.08**
Total Expenses	**$9,954.95**
NET OPERATING INCOME	**$45,539.05**
NET INCOME	**$45,539.05**

TraxMethod

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 6628	28,498.69
Total Bank Accounts	**$28,498.69**
Total Current Assets	**$28,498.69**
TOTAL ASSETS	**$28,498.69**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	27,098.88
Owner's Pay & Personal Expenses	-44,139.24
Retained Earnings	0.00
Net Income	45,539.05
Total Equity	**$28,498.69**
TOTAL LIABILITIES AND EQUITY	**$28,498.69**

TraxMethod

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	45,539.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$45,539.05**
FINANCING ACTIVITIES	
Opening Balance Equity	27,098.88
Owner's Pay & Personal Expenses	-44,139.24
Net cash provided by financing activities	**$ -17,040.36**
NET CASH INCREASE FOR PERIOD	**$28,498.69**
CASH AT END OF PERIOD	**$28,498.69**